SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of January, 2016

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Avenida Presidente Vargas, 409 - 13th floor,
Edifício Herm. Stoltz - Centro, CEP 20071-003,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

MARKET ANNOUNCEMENT

We hereby inform our shareholders and the market in general the decisions of our subsidiaries Eletrosul Centrais Elétricas S/A ("Eletrosul"), Furnas Centrais Elétricas S.A. (“Furnas”) and Companhia Hidro Elétrica do São Francisco (“Chesf”), on the decision to accept or not the proposed renegotiation of the hydrological risk of electricity generation on their corporate plants according to Law 13,203/2015 of December 08, 2015 and the ANEEL Normative Resolution 684/2015 of December 11, 2015 as follows:

The subsidiaries Eletrosul and Furnas manifest to the National Electric Energy Agency - ANEEL their joining options to the renegotiation of the hydrological risk of electricity generation on their corporate power plants contracted in the Regulated Market (ACR), as follows:

Company	Renegociation ACR	Renegociation ACL
Furnas	Yes	No
Eletrosul	Yes	No

ACR = Regulated Market; ACL = Free Energy Market

Company	Power Plant	Product of the Renegotiation	Unitary Risk Premium (R$/MWh)	Result to be reimbursed related to the effects of renegotiation in 2015 (R$/MWh)
Furnas	HEP Serra da Mesa	SP100	9.5	33.55
	HEP Mascarenhas de Moraes	SP100	9.5	33.55
	HEP Itumbiara	SP100	9.5	33.55
	HEP Manso	SP100	9.5	33.55
	HEP Simplício	SP100	9.5	33.55
	HEP Batalha	SP100	9.5	33.55
Eletrosul	HEP Passo São João	SP 92	2.5	18.26
	HEP São Domingos	SP 92	2.5	18.26

The subsidiaries Eletrosul and Furnas have chosen not to join the renegotiation of the hydrological risk of electricity generation for the Free Market (ACL), according to assessment to compliance with the conditions stipulated for this type of contract.

MARKET ANNOUNCEMENT

The subsidiary Chesf evaluated not be advantageous to join the renegotiation of the hydrological risk of electricity generation on their corporate power plants that could make the choice referred to in this market announcement:

Company	Power Plant	Renegociation ACR	Renegociation ACL
Chesf	HEP Sobradinho	Not applicable	No

The Company will keep the market informed about the options that may be adopted by other subsidiary Centrais Elétricas do Norte do Brasil S.A. ("Eletronorte").

Rio de Janeiro, January 13, 2016

Armando Casado de Araujo

CFO and Investor Relation Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 13, 2016
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Armando Casado de Araujo
Armando Casado de Araujo Chief Financial and Investor Relation Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.